Exhibit 99.1

Kamada Declares Special Cash Dividend of $0.20 Per Share

Company Reports Record Revenue and Profitability for Full-Year 2024

REHOVOT, Israel, and HOBOKEN, NJ – March 5, 2025 – Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that its Board of Directors has declared a special cash dividend of $0.20 (approximately NIS 0.72) per share on the Company’s ordinary shares (totaling approximately $11.5 million). The special cash dividend will be payable on April 7, 2025, to shareholders of record at the close of business on March 17, 2025.

“Based on the Company’s strong financial results for 2024 and its solid cash position, we are pleased to announce a special cash dividend to be paid to our shareholders for the first time since Kamada’s establishment,” said Amir London, Kamada’s Chief Executive Officer. “We believe that we are well positioned to continue our growth, with ample liquidity to advance our four main growth pillars, which include organic commercial growth, execution of business development and M&A transactions, expansion of our plasma collection operations and further advancement of our lead product candidate, Inhaled AAT. The declaration of this dividend to our shareholders reinforces our confidence of the Company’s business prospects and demonstrates our commitment to generating shareholder value. I would like to thank our shareholders for their continued support and trust in Kamada.”

The Company will withhold tax on the dividend in accordance with Israeli tax law. The Company applied for a ruling from the Israel Tax Authority in connection with tax withholding to non-Israeli shareholders and will announce the main terms of such ruling once obtained.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second: the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third: the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns two operating plasma collection centers in the United States, in Beaumont Texas and Houston Texas, and plans to open the third center in San Antonio, Texas, by the end of the first quarter of 2025. Lastly, the Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with the lead product candidate Inhaled AAT, for which the Company is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) the payment of this special cash dividend, which is not an indication of any future dividends, 2) Kamada being well positioned to continue its growth, with ample liquidity to advance its four main growth pillars, which include organic commercial growth, execution of business development and M&A transactions, expansion of Kamada’s plasma collection operations and further advancement of its lead product candidate Inhaled AAT, and 3) confidence in Kamada’s business prospects and commitment to generating shareholder value. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to leverage new business opportunities and integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com